03 FEB 14 AM 7:21

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

Our reference BB/jcd
Date 4 february 2003

03003872

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period January 2003 and the Pricing Supplements of January 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Very truly yours,
Rabobank Nederland

Prof. dr. ir. Bert Bruggink
Director Control Rabobank Group

dlw 2/19

03 FEB 11 7:21

Special topics

frontpage stories

Rabobank Rating Outlook Change

On January 15, 2003, Moody's Rating agency changed Rabobanks' outlook to stable from negative on both the debt and financial strength ratings.

Moody's stated that the rating outlook change reflected the agency's belief that "Rabobank will remain one of the world's safest financial groups". and that they "expect Rabobank to remain stable and healthy on a sustainable basis for the foreseeable future and credit transition risk to remain very low'.

Rabobank has been Aaa rated by Moody's since December 1985.

Special topics

Press releases

Rabobank Pioneers Hedging Tools for Smaller Commodity Producers in Developing Countries
January 14 2003

Smaller commodity producers in developing countries are now benefiting by using hedging tools based on derivative markets as a way of managing commodity risk. Rabobank International has recently participated in several successful, innovative pilot transactions with the World Bank International Task Force in Commodity Price Risk Management (ITF).

In Uganda, Rabobank assisted a local East African business to be the first to use hedging as a tool to manage coffee price risk. This company purchased a small volume of price insurance for three primary producer societies which produce coffee in Ishaka, Uganda. It sold back the price insurance when it was no longer required. This initial small transaction benefited about 450 Ugandan small coffee farmers. Further transactions are expected during the fly crop season between December 2002 and February 2003.

In Tanzania, Rabobank is working with a large coffee co-operative. The co-operative purchased price insurance to manage its risk in October, November and December for the 2002/03 arabica coffee selling season and sold back the insurance when no longer required when physical sales contracts were committed. The hedging transactions by the Tanzanian cooperative were larger transactions compared to the Ugandan transaction and benefit several thousands of small coffee farmers.

During 2001 and 2002 coffee prices have plummeted to 40 year lows with significant price volatility causing great hardships to approximately 25 million coffee farmers worldwide many of who are very small ones. Just in the last 12 months coffee prices have moved within the broad range of 42 cents per pound to 75 cents per pound.

Rabobank International's Commodity Price Risk Management group has worked closely with the World Bank's International Task Force advising Coffee, Cotton and Cocoa clients to use exchange based swaps as well as developing a series of unique bespoke products for instance for Cotton and Fertilizer swaps.

Nigel Scott, Global Head of Commodity Price Risk Management for Rabobank International is delighted to be working in partnership with the World Bank. He said that "Our involvement underlines our commitment to the international co-operative movement and our leading edge position in soft commodity risk management. Our experience and expertise enables us to respond quickly to clients who wish to participate in hedging their price risk."

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Scott added that "We see this area as one of considerable potential for primary producers where Rabobank can make a real contribution to helping smaller producers in developing countries manage their commodity price risk independently. They are then free to market their physical product knowing they have a floor price in place."

According to the general manager of the Tanzanian cooperative "We are very happy to be working with Rabobank and the World Bank on the price risk management program. When we can manage our coffee price risk there are a lot of worries off of our backs. We are now sure of fulfilling the promises we have made to the farmers, when previously we couldn't."

Panos Varangis, Lead Economist, Commodity Risk Management, at the Agricultural and Rural Development Department of the World Bank emphasized that the international development institution is "convinced of the need to make derivative markets more accessible to smaller producers in order to reduce volatility of earnings from cash crops such as coffee. In the past, producers have suffered significantly as a result of year-on-year decreases in prices – which can be allayed through timely hedging.

He added that "The development of these products has involved a significant time commitment over the last four years. Rabobank has pioneered the way, working closely with the International Task Force to offer these contracts and becoming the first multinational house to do business with small East African coffee producers."

Commodity price variance makes it very difficult for small farmers and farmer organizations to plan their farm investments and market their products. Derivatives markets, in the past only available for producers in developed countries, could now provide an effective tool to manage this short-term price volatility.

Background on Rabobank International
Rabobank International is the corporate and investment banking arm of Rabobank Group, the leading Dutch financial institution with assets of Euro 363.6 billion. Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 109 offices operating in 31 countries worldwide. The Bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector, reflecting its roots as one of Europe's most established co-operative organisations. Rabobank International offers its clients the full range of corporate and investment banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of 'allfinanz' services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

Previous Next

Press releases

Rabobank and Dutch Government Enter Into CO2 Contract
January 22 2003



In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Rabobank International entered into a master contract today with the Dutch Ministry for Housing, Planning and the Environment to contract 10 million tons of greenhouse gas emission reductions from sustainable energy projects in developing countries in which Rabobank participates as financier. Within the framework of the 1997 Kyoto international climate treaty, The Netherlands has committed itself to reducing greenhouse gas emissions such as CO_2 by 6% compared to levels in 1990.

The basic premise of the Dutch climate policy is that 50% of the Dutch reduction objective will be realized abroad. This is because in developing countries it is possible to achieve greater emission reductions for each euro spent, while in terms of solving the global climate problem, it does not matter in which country emission reductions are realized.

The so-called Clean Development Mechanism (CDM) within the Kyoto Protocol offers industrialized countries such as The Netherlands the opportunity to purchase certified emission reductions from projects in developing countries and to use these to fulfil their own reduction obligation. The contract with the Dutch government concluded with the Rabobank is the first contract the Dutch government has entered into with a private financial institution. In the next two years Rabobank will work on behalf of the Dutch government to conclude contracts for the purchase of emission reductions with owners of CDM projects, utilizing the international network of the Rabobank Group.

Daan Dijk, Manager of Sustainable Energy and Emission Trade of Rabobank, believes that the contract with the Dutch government fits in well with Rabobank's focus on global Food & Agri business and sustainable energy projects. "Since 2000

Rabobank has participated in the Prototype Carbon Fund of the World Bank in order to gain experience with other CDM projects. Rabobank International's contract with the Dutch government represents the next step. Purchasing emission reductions from projects in developing countries promotes local economic development and the introduction of new technology. This contributes to a reduction in the emission of greenhouse gases on a global scale," says Dijk.

The sale of emission reductions to the Dutch government provides a welcome source of extra income for Rabobank's clients with CDM projects in developing countries. Examples include wind parks, biomass power plants, small hydropower projects and solar energy.

"This contract is important for the international offices of Rabobank because it will make it easier for our clients to get sustainable projects off the ground that would otherwise be difficult to finance", according to Sipko Schat, member of the Managing Board of Rabobank International, who signed the contract with the Dutch government today.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 350 independent local cooperative Rabobanks, which together have more than 1 million members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

PreviousNext PreviousNext

Danhof, JC (Jan)

Van: Hugin E-mail Update [pressrelease@hugin.no]
Verzonden: woensdag 8 januari 2003 18:47
Aan: Hugin E-mail subscribers
Onderwerp: Rabobank (NL) - Rabobank issues eur 1.5 billion eurobond

Published: 18:46 08.01.2003 GMT+1 /HUGIN /Source: Rabobank

Rabobank issues eur 1.5 billion eurobond

Today Rabobank issued an EUR 1.5 billion eurobond as part of its normal borrowing program. The proceeds will be used to finance the activities of the Rabobank Group. The issue was arranged by Rabobank International, CSFB and Barclays Capital.

Issuer : Rabobank Nederland
Currency : EUR 1.5 billion
Status : senior, unsubordinated
Coupon : 3.625% annually
Issue date : 22 January 2003
Maturity : 22 January 2008
Redemption Price : 100%
Issue price : 101.333 %
Denominations : EUR 1,000 EUR 10,000 EUR 100,000
Listing : Euronext

This week Rabobank Nederland also issued a bond in Canadian dollars (200 million, 5 year maturity, coupon 4.25%) and Rabo Australia Ltd issued a bond in New Zealand dollars (100 million, 5 year maturity, coupon 6.25%).

"The successful bond issues show that there is worldwide sufficient liquidity in the market for highly rated issuers at the right price", says Haijo Dijkstra, head of Funding of the Rabobank Group.

Note for the editor:
About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of about 350 independent local cooperative Rabobanks, which together have more than 1 million members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. Credit ratings of the major international ratings agencies show that Rabobank is the most creditworthy privately held bank in the world. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

http://reports.huginonline.com/887435/111853.pdf

Rabobank Nederland
Press Department

Address: Croeselaan 18, 3521 CB Utrecht
P.O. Box: 17100, 3500 HG Utrecht
Phone: + 31 30 216 24 60
Fax: +31 30 216 19 16
Internet: www.rabobankgroep.nl/persinformatie

This press release was brought to you by Hugin Online, distributor of
electronic press releases for companies listed on selected European stock exchanges. Address:
http://www.huginonline.com/Benelux/RABO

To alter your subscription profile or to unsubscribe, please go to:
http://www.huginonline.com/email

The Hugin Team

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 536A
TRANCHE NO: 1
USD 25,000,000 Fixed Rate Range Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 2 January 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	536A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 25,000,000
6	Specified Denominations:		USD 10,000
7	(i)	Issue Date:	6 January 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below

(ii)	Interest Payment Date(s):	6 July and 6 January in each year commencing on 6 July 2003 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest relating to Year 1 and Year 2 shall be 6.25 per cent. per annum and the Rate of Interest relating to Year 3 to Year 7 (inclusive) shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **6.25% x N/M** Where "**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and: (a) in relation to Year 3, less than or equal to 5.00 per cent. (b) in relation to Year 4, less than or equal to 5.50 per cent.; (c) in relation to Year 5, less than or equal to 6.00 per cent.; (d) in relation to Year 6, less than or equal to 6.50 per cent.; and (e) in relation to Year 7, less than or equal to 7.00 per cent. "**M**" is the total number of calendar days in the relevant Interest Period as determined by the Determination Agent; "**Year 1**" means the period beginning on (and including) the Issue Date and ending on (and excluding) 6 January 2004; "**Year 2**" means the period beginning on (and including) 6 January 2004 and ending on (and excluding) 6 January 2005; "**Year 3**" means the period beginning on (and including) 6 January 2005 and ending on (and excluding) 6 January 2006;

"**Year 4**" means the period beginning on (and including) 6 January 2006 and ending on (and excluding) 6 January 2007;

"**Year 5**" means the period beginning on (and including) 6 January 2007 and ending on (and excluding) 6 January 2008;

"**Year 6**" means the period beginning on (and including) 6 January 2008 and ending on (and excluding) 6 January 2009; and

"**Year 7**" means the period beginning on (and including) 6 January 2009 and ending on (and excluding) the Maturity Date.

"**Reference Rate**" means 3-month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline/Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.

"**Determination Agent**" means Morgan Stanley Capital Services, Inc.

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	6 July and 6 January in each year commencing on 6 July 2003 and ending on 6 July 2009
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes

		having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0159072239
38	Common Code:	015907223
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.006410 producing a sum of:	25,160,250
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	2 January 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

NV

03 FEB 11 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 562A
TRANCHE NO: 1

USD 10,000,000 Fixed Rate Notes due 15 January 2013

Issue Price: 74.756 per cent

Rabobank Nederland, Singapore Branch

The date of this Pricing Supplement is 13 January 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
2	(i)	Series Number:	562A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		USD 10,000,000
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	74.756 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 7,475,600
6	Specified Denominations:		USD 100,000
7	Issue Date:		15 January 2003
8	Maturity Date:		15 January 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		1.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	1.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2004 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Actual/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London, Jakarta, Singapore
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank Nederland, Singapore Branch
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0160588660
38	Common Code:	016058866

39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and as Calculation Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.962500, producing a sum of (for Notes not denominated in Euro):	Euro 9,625,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable
45	Date of Pricing Supplement:	13 January 2003
46	Date of Base Offering Circular:	27 September 2002

Where interest is derived by any person who is not resident in Singapore, Singapore withholding tax at the prevailing rate (as may be reduced/exempted by tax treaties or by specific Singapore regulations) will apply. In addition to the situations mentioned in (i) up to and including (ix) of Condition 9 of the 'Terms and Conditions of the Notes' in the Offering Circular, the interest shall be paid after deducting the relevant Singapore withholding tax and no Additional Amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NV
UCG722

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 567A
TRANCHE NO: 1

CAD 300,000,000 4.25 per cent. Notes 2003 due 2008

TD Securities

Rabobank International

CIBC World Markets

Commonwealth Bank of Australia

Credit Suisse First Boston

Deutsche Bank

KBC International Group

Prudential-Bache International Limited

ABN AMRO

Banque et Caisse d'Epargne de l'Etat, Luxembourg

Dexia Capital Markets

Fortis Bank

ING

The date of this Pricing Supplement is 23 January 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands:</u>

Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Treaty of the EEA;

(b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the issuing institution has its corporate seat;

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager represents and agrees that it shall not at any time conduct in The Netherlands a general advertising or soliciting campaign in relation to the Notes.

<u>Canada:</u>

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell, or deliver, directly or indirectly, any such Note in Canada or to or for the

benefit or account of any resident of Canada, except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	567A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 300,000,000
	(ii)	Tranche:	CAD 300,000,000
5	(i)	Issue Price:	(1) In the case of CAD 200,000,000 Nominal Amount of the Notes 100.403 per cent.; and (b) In the case of CAD 100,000,000 Nominal Amount of the Notes 100.375 per cent.
	(ii)	Net proceeds:	CAD 295,556,000 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000 and CAD 100,000
7	Issue Date:		24 January 2003
8	Maturity Date:		2 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	2 December in each year commencing on 2 December 2003 and ending on 2 December 2008. There will be a short first coupon payable on the Interest Payment Date falling on 2 December 2003 in respect of the Initial Interest Period from (and including) 24 January 2003 to (but excluding) 2 December 2003
	(iii)	Fixed Coupon Amount(s):	CAD 42.50 on each denomination of CAD 1,000; CAD 425.00 on each denomination of CAD 10,000; and CAD 4, 250.00 on each denomination of CAD 100,000
	(iv)	Broken Amount:	CAD 36.33 on each denomination of CAD 1,000; CAD 363.29 on each denomination of CAD 10,000; and CAD 3,632.88 on each denomination of CAD 100,000
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 5 March 2003 upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) CIBC World Markets plc Commonwealth Bank of Australia Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London KBC Bank NV Prudential-Bache International Limited ABN AMRO Bank N.V.

			Bank Bruxelles Lambert NV Banque et Caisse d'Epargne de l'Etat, Luxembourg Dexia Banque Internationale à Luxembourg, société anonyme (acting under the name of Dexia Capital Markets) Fortis Bank nv-sa
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.25 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.625 per cent. of the respective Nominal Amounts of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		The Netherlands: Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Treaty of the EEA; (b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the issuing institution has its corporate seat; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of the Annex I to Directive nr. 2000/12/EC. Each Manager represents and agrees that it shall not at any time conduct in The Netherlands a general advertising or soliciting campaign in relation to the Notes. **Canada:** The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not,

		and agree that they will not, offer, sell or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof

OPERATIONAL INFORMATION

37	ISIN Code:	XS0160933866
38	Common Code:	16093386
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of CAD 1.00 : Euro 0.613546, producing a sum of (for Notes not denominated in Euro):	Euro 184,063,800.00
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	23 January 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised